UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10924

Clayton Williams Energy, Inc. 401(k) Plan & Trust

(Exact name of registrant as specified in its charter)

1001 Noble Energy Way
Houston, Texas 77070
(281) 872-3100

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests Under the Clayton Williams Energy, Inc. 401(k) Plan & Trust

(Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

*As a result of the merger of Clayton Williams Energy, Inc. (“CWEI”) with and into NBL Permian LLC, the Clayton Williams Energy, Inc. 401(k) Plan & Trust (the “Plan”) is no longer open to new investment in CWEI stock. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 8, 2017

DA		CLAYTON WILLIAMS ENERGY, INC. 401(K) PLAN & TRUST

Y	By:	NBL Permian LLC (as successor to Clayton Williams Energy, Inc.) Plan Administrator

Date:	By:	/s/ Charles J. Rimer
		Name:	Charles J. Rimer
		Title:	President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.